                                                                            Exhibit 99(c)

                        Entergy Louisiana, Inc.
         Computation of Ratios of Earnings to Fixed Charges and
    Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                                  March
                                                              1993       1994      1995       1996      1997      1998

Fixed charges, as defined:
Total Interest                                                136,957    136,444   136,901    132,412   128,900   127,150
  Interest applicable to rentals                                8,519      8,332     9,332     10,601     9,203     9,587
                                                             ------------------------------------------------------------
Total fixed charges, as defined                               145,476    144,776   146,233    143,013   138,103   136,737

Preferred dividends, as defined (a)                            40,779     29,171    32,847     28,234    22,103    22,731
                                                             ------------------------------------------------------------
Combined fixed charges and preferred dividends, as defined   $186,255   $173,947  $179,080   $171,247  $160,206  $159,468
                                                             ============================================================
Earnings as defined:

  Net Income                                                 $188,808   $213,839  $201,537   $190,762  $141,757   129,502
  Add:
    Provision for income taxes:
Total Taxes                                                   110,813     63,288   117,114    118,559    98,965    93,191
    Fixed charges as above                                    145,476    144,776   146,233    143,013   138,103   136,737
                                                             ------------------------------------------------------------

Total earnings, as defined                                   $445,097   $421,903  $464,884   $452,334  $378,825  $359,430
                                                             ============================================================

Ratio of earnings to fixed charges, as defined                   3.06       2.91      3.18       3.16      2.74      2.63
                                                             ============================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                 2.39       2.43      2.60       2.64      2.36      2.25
                                                             ============================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent
    (100%) minus the income tax rate.
